Exhibit 12

AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2004	2003	2002	2001	2000

Earnings:
Earnings (loss) before income taxes and cumulative effect of accounting change	$(821)	$(1,409)	$(3,669)	$(2,449)	$1,282

Add: Total fixed charges (per below)	1,480	1,421	1,532	1,435	1,068

Less: Interest capitalized	77	66	80	135	143

Total earnings	$582	$(54)	$(2,217)	$(1,149)	$2,207

Fixed charges:
Interest	$653	$525	$522	$406	$281

Portion on rental expense representative of the interest factor	815	888	1,005	1,025	785

Amortization of debt expense	12	8	5	4	2

Total fixed charges	$1,480	$1,421	$1,532	$1,435	$1,068

Ratio of earnings to fixed charges	—	—	—	—	2.07

Coverage deficiency	898	$1,475	$3,749	$2,584	$—

Note: In April 2001, the Board of Directors of American approved the guarantee by American of AMR’s debt obligations. As of December 31, 2004, American has guaranteed approximately $1.3 billion of unsecured debt and approximately $466 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.